Filed by AdvancePCS Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: AdvancePCS Commission File No. 000-21447

On September 24, 2003, AdvancePCS distributed the following memorandum to its employees:

TO:	All AdvancePCS Employees

FROM:	David D. Halbert, Chairman, President and CEO

DATE:	September 24, 2003

SUBJECT:	AdvancePCS/Caremark Update

I would like to take this opportunity to provide you with an update on the progress made since the announcement of our combination with Caremark.

In the three weeks since our initial communication, we have already begun the process of planning for the integration of the two companies.

I am pleased to announce that Gail Marcus has accepted the additional role of leading the effort to plan the integration activities on behalf of AdvancePCS. Gail will be devoting a large portion of her efforts to this new responsibility, and she will be working closely with Brad Karro of Caremark to guide the integration process. On behalf of the entire senior leadership team, we appreciate Gail’s commitment to help us plan for a smooth transition.

Additionally, we have filed our initial information regarding the transaction with the Federal Trade Commission, which will review the transaction from an anti-trust perspective.

As I mentioned on the day we announced this strategic combination, the work is not over; there is much yet to be done. We must continue to serve our customers with the best products and services available in our industry, and excel in everything we do. When this transaction is complete, we undoubtedly will have created the finest health improvement organization in the nation.

In the meantime, it is business as usual. We must continue to operate as an independent firm and in our own best business interests until the transaction is consummated. As the combination process continues, we will keep you apprised of developments as they become available.

Thank you for your continued support.

David D. Halbert

Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of AdvancePCS and Caremark Rx are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about AdvancePCS, Caremark Rx and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

AdvancePCS, Caremark Rx and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS’ fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Additional information about AdvancePCS is available on the World Wide Web at http://www.advancepcs.com. Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com.

SAFE HARBOR STATEMENT

This communication contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this communication may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this communication.